DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

April 20, 2010	OUR FILE NO. 366415-10

VIA EDGAR AND OVERNIGHT DELIVERY	MAGNACHIP SEMICONDUCTOR LLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC Registration Statement on Form S-1 Filed March 15, 2010 File No. 333-165467
Dear Mr. Buchmiller:
This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 15, 2010, Registration No. 333-165467) (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated April 9, 2010. We are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated April 9, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.
Registration Statement cover page
1.	It appears from the disclosure in your document, such as the disclosure on pages 34 and II-2, that “MagnaChip Semiconductor LLC” is not the issuer of any of the offered securities. Therefore, it is unclear why that entity is listed here as the registrant or how the signatures that appear on page II-8 correspond to the requirements of Form S-l. Please revise or advise.

Response: The Company advises the Staff that as described in the prospectus, prior to the consummation of the offering, MagnaChip Semiconductor LLC, a Delaware limited liability company (“MagnaChip LLC”), will be statutorily converted into MagnaChip Semiconductor Corporation, a Delaware corporation (“MagnaChip Corporation”), pursuant to Title 8, Section 265 of the Delaware General Corporation Law (the “DGCL”) and Title 6, Section 18-216 of the Delaware Limited Liability Company Act (the “DE LLC Act”). Section 265(f) of the DGCL provides that “[w]hen an other entity has been converted to a corporation of this State pursuant to this section, the corporation of this State shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity.” Section 18-216(c) of the DE LLC Act provides that “[w]hen a limited liability company has converted to another entity or business form pursuant to this section, for all purposes of the laws of the State of Delaware, the other entity or business form shall be deemed to be the same entity as the converting limited liability company and the conversion shall constitute a continuation of the existence of the limited liability company in the form of such other entity or business form.” In addition, the officers and directors of MagnaChip LLC will not change as a result of the corporate conversion and MagnaChip

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Corporation will have the same officers and directors as MagnaChip LLC. Because (i) MagnaChip LLC and MagnaChip Corporation are the same entity under Delaware law, (ii) there will be no change in the officers and directors as a result of the corporate conversion and (iii) MagnaChip Corporation, the issuer in this offering as a Delaware corporation, will not exist until the completion of the corporate conversion, the Company believes MagnaChip LLC is the appropriate entity to file the Registration Statement and its officers and directors are the appropriate signatories to the Registration Statement. After the consummation of the corporate conversion, all filings on behalf of MagnaChip Corporation, including any amendments to the Registration Statement originally filed under MagnaChip LLC will be made by MagnaChip Corporation.

We note the following initial public offering filings on Form S-1 with a similar LLC to corporation conversion structure were filed on the same basis:
•	Team Health Holdings, L.L.C. (333-162347)

•	Polymer Holdings LLC (333-162248)

•	Solera Holdings, LLC (333-140626)

•	Stewart & Stevenson LLC (333-138952)

•	Boise Cascade Holdings, L.L.C. (333-122770)
Fee Table
2.	We note from your fee table that you appear to be registering the offering of depositary shares. From your disclosure under “Description of Capital Stock” beginning on page 125, it does not appear, however, that you are or will be authorized to issue “depositary shares” under your certificate of incorporation. Further, from your disclosure under “Description of Depositary Shares” beginning on page 131, it appears that the depositary will be the issuer of the depositary shares. Please provide us with your analysis as to why the depositary should not be identified as the issuer/registrant of the depositary shares in your current registration statement, or in another appropriate registration statement which registers the offering of the depositary shares. In addition, we note from your disclosure under “Legal Matters” on page 144 that you currently intend MagnaChip’s counsel to opine as to the validity of the depositary shares. In this regard, please provide us with your analysis as to how your counsel will be able to opine as to the validity of securities you are not authorized to issue.

Response: The Company advises the Staff that the Company intends to register shares of its common stock and its depositary shares which represent an interest in such shares of common stock. The depositary shares will be issued pursuant to a depositary agreement between the Company and American Stock Transfer & Trust Company, as depositary (the “Depositary”). Pursuant to the deposit agreement, all of the common stock of the Company to be sold in the initial public offering will be deposited with the Depositary by the Company and the selling stockholders (the “Deposited Securities”). The Company believes that the Depositary will not be the issuer of the depositary shares, but that the Company will be the issuer of such depositary

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shares and the underlying common stock, as the term “issuer” is defined in Section 2(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

The definition of the term “issuer” in Section 2(4) of the Securities Act contains the following exception:
“except that with respect to certificates of deposit ... the term “issuer” means the person or persons performing the acts and assuming the duties of depositor or manager pursuant to the provisions of the ... agreement ... under which such securities are issued.”
The Company believes that the Company is the person performing the acts and assuming the duties of depositor and manager pursuant to the provisions of the deposit agreement with the Depositary and is therefore the “issuer” of the depositary shares. This conclusion is supported by the fact that (i) the depositary share facility was initiated by the Company and is directed by the Company pursuant to the terms of the deposit agreement, (ii) the Depositary may be removed and replaced by the Company, (iii) the Depositary may only accept deposits that are approved by the Company, as evidenced by inclusion of such Deposited Securities as shares to be sold by a selling stockholder under the Registration Statement, (iv) the depositary facility is transitory and will only be active for 45 days after closing of the initial public offering and (v) the Company has the right to terminate the depositary agreement at anytime with five business days notice. Conversely, the Company believes that the Depositary will not be the person performing the acts and assuming the duties of depositor and manager pursuant to the provisions of the deposit agreement and therefore the depositary is not the “issuer” of the depositary shares. This conclusion is supported by the fact that (i) the Depositary will be appointed by the Company under the deposit agreement and will act pursuant to deposit agreement with respect to the Company’s common stock deposited by the Company and selling stockholders, (ii) the Depositary is not the depositor of the Deposited Securities, (iii) the duties of the Depositary under the deposit agreement are limited and include administrative functions to facilitate the issuance of the depositary shares and depositary receipts evidencing depositary shares, the transfer and maintenance of depositary shares, the delivery of Deposited Securities upon withdrawal or termination of the deposit agreement and the maintenance of a depositary share registry. Similar reasoning was used in The Newhall Land and Farming Company (SEC No-Action Letter), Publicly Available January 17, 1983 and Dillingham Corporation (SEC No-Action Letter), Publicly Available July 24, 1981.

The Company believes that this interpretation meets the public policy goal of the Securities Act of ensuring adequate investor protection because the Company, as the issuer of the depositary shares, would be the registrant and would be fully subject to liability under Section 11 of the Securities Act for misstatements or omissions in the Registration Statement. By comparison, as the Commission has acknowledged, limited registration by depositary banks of American Depositary Receipts does not necessarily provide similar protections. See SEC Release No. 33-6894 at Section III.A.2. In addition, counsel for the Company would deliver appropriate legal opinions with respect to both the depositary shares and the underlying shares of common stock.

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The Company respectfully submits that the depositary securities to be issued are not capital stock of the Company required to be authorized under the Company’s certificate of incorporation but are securities of the Company issued pursuant to the deposit agreement evidencing rights to the Deposited Securities, similar to a warrant or debt security issued by a corporation, which is not authorized by its certificate of incorporation, but may nevertheless be validly issued by a corporation. The Company expects that DLA Piper LLP (US) as counsel to the Company will opine as to the validity of the depositary shares and that the depositary receipts evidencing the depositary shares or the depositary shares will constitute valid evidence of interest in the Deposited Securities and will entitle the holders thereof to the rights specified in the depositary shares and the deposit agreement.

3.	We understand from your disclosure on page 131 that at some future date the depositary shares will be cancelled and that the depositary will then “credit” the former holders of the depositary shares with an equal number of shares of MagnaChip’s common stock. Please provide us with your analysis as to how that transaction will be registered or exempt from registration. In this regard, we note that the issuer of the depositary shares appears to be the depositary and the shares of common stock will be issued by MagnaChip. As such, it does not appear that the transaction would qualify for exemption under Section 3(a)(9) of the Securities Act given the diversity of issuers.

Response: The cancellation of the depositary shares and the crediting to the holders of depositary shares with the Deposited Securities (the “Share Release”) will be exempt from registration for the following reasons:

The Company submits that the Share Release involves a change in the form of ownership, but not any change in the underlying rights of the holders. There is no actual transaction in the sense that there is no investment decision made by the holders of depositary shares at the effective time of the Share Release. Under the terms of the deposit agreement, the Share Release will occur automatically 45 days after the closing of the initial public offering. The investment decision to buy the depositary shares, have the depositary shares terminate and receive common stock in its place 45 days after the closing of the initial public offering is made at the time of the initial purchase of the depositary shares. No investment decision will, or can, be made by any holder in connection with the Share Release and therefore no sale will take place in connection with the Share Release.
Prospectus cover page
4.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.
Response: The Company notes the Staff’s comment. All non-Rule 430A information including price range and related information based on a bona fide estimate of the public offering price within that range and all other non-Rule 430A information left blank throughout the Registration Statement

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will be supplied at the time the initial price range is determined and will be included in any preliminary prospectus that the Company circulates.

5.	The paragraph following the table refers to an option to purchase depositary shares. Note 1 to your fee table refers to an option to purchase common shares. Please reconcile.

Response: The Company notes the Staff’s comment and has revised its disclosure in the paragraph following the table in response to the Staff’s comment.

6.	If you intend to delist your depositary shares in connection with the cancellation of those securities, please state so directly here and on page 131.

Response: The Company advises the Staff that it does not intend to delist the depositary shares. The Company has confirmed with the New York Stock Exchange and CUSIP Global Services that the depositary shares and the Company’s common stock will share the same ticker symbol “MX” and CUSIP identifier. The depositary facility is transitory and will automatically terminate 45 days after closing of the Company’s initial public offering (the “Cancellation Date”) resulting with the cancellation of each depositary share and the crediting of a number of shares of common stock equal to the number of depositary shares held by a holder of depositary shares to such holder on such date. Prior to the Cancellation Date, the Company’s common stock will not be quoted on the New York Stock Exchange and only the depositary shares will be quoted on the New York Stock Exchange under the ticker symbol “MX.” On the Cancellation Date, the depositary shares will be terminated and the Company’s common stock will be quoted on the New York Stock Exchange under the ticker symbol “MX” and will use the same CUSIP identifier as the depositary shares.
Table of Contents
7.	We note the first sentence in the paragraph that follows your table of contents indicates that no person is authorized to give any information or to represent anything not contained in your prospectus. Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Response: The Company notes the Staff’s comment and the ability to use free writing prospectuses. However, the Company expects that any free writing prospectuses to be used in connection with the offering will be authorized by the Company and not any other person.
Prospectus Summary
Overview, page 1
8.	Please provide us independent, objective support for your statements regarding the breadth and depth of your technology platform, your extensive engineering and manufacturing expertise, and long history of collaborating with leading innovators. Also reconcile your disclosure regarding the high demand by your customers with the diminished demand mentioned on page 17.

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Response: The Company notes the following with respect to each of the matters:

“. . . breadth and depth of your technology platform,” “your extensive engineering and manufacturing expertise”

The Company advises the Staff that it believes that this statement is supported by the following: (i) the sale of over 2,300 distinct products to over 185 customers during 2009; (ii) the 30 year history of the Company and its predecessors; (iii) the nearly 400 person research and development team (including 207 with advanced degrees) and (iv) the Company’s 2,550 novel patents and 1,050 novel patent applications.

“long history of collaborating with leading innovators”:

The Company notes that LG Display, Sharp and Samsung are each widely recognized as leading innovators in consumer electronics. Each has been a customer of the Company for the entire history of the stand-alone company. Copies of articles supporting this position will be provided to the Staff supplementally.

“reconcile your disclosure regarding the high demand by your customers with the diminished demand mentioned on page 17”:

The Company notes the Staff’s comment and has revised its disclosure in the section entitled “Risk Factors” on page 18 to clarify that the economic downturn was “recent” as opposed to “current.” Additionally, the Company notes that the disclosure under the section entitled “Risk Factors” on page 18 describes a cyclical risk that has affected and will affect the Company, but the disclosure under the section entitled “Prospectus Summary – Overview” on page 1 is an accurate reflection of the increase in demand from customers after the Company emerged from Chapter 11 reorganization and as the Company’s customers have benefited from improved economic conditions.

9.	Please balance your disclosure regarding your net sales, income from operations and Adjusted EBIDTA and Adjusted Net Income with equally prominent disclosure of the history of net losses and recent emergence from bankruptcy.

Response: The Company notes the Staff’s comment. The Company has revised the relevant disclosure in the section of the prospectus entitled “Prospectus Summary – Overview” on page 2 to add disclosure regarding the Company’s emergence from bankruptcy and its history of net losses.

10.	Please discuss your declining net sales described on page 9 in light of the rapid industry growth you mention on page 2.

Response: The Company notes that the rapid industry growth described on page 2 is a prospective estimate by Gartner, Inc., a third party, of industry growth over the next several years, while the declining net sales reported by the Company reflect the Company’s historical

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performance. The Company has disclosed in the section entitled “Overview – Recent Changes to Our Business” recent actions taken by the Company to reverse its declining net sales.

11.	We note that you have identified customers. Please tell us the objective criteria you used to identify those customers. Also tell us whether you have identified all customers that satisfy those criteria.

Response: The Company highlighted LG Display, Sharp and Samsung because each of the three (i) has been a long-term customer of the Company, (ii) is a household name and (iii) has a reputation for innovation. None of the Company’s other customers fits all of these criteria. In addition, the Company believes that, because these three customers, and the businesses that they engage in, are readily recognizable by the public, identifying them in the prospectus gives the reader insight into the types of products and services that the Company provides.

12.	We note your disclosure that you have a portfolio of approximately 3600 “novel registered and pending patents.” Please revise to distinguish between how many patents you hold and how many patent applications you have pending. Also clarify whether some of your patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications that relate to similar or identical technological claims.

Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the sections of the prospectus entitled “Prospectus Summary – Overview,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview,” and “Business – Our Business” to state that the Company holds approximately 2,550 registered patents and 1,050 pending patents. Per past correspondence with the Staff related to patent disclosures, the Company uses the term “novel” to describe those patents that are not foreign counterparts or have no common parent. The Company’s has revised its disclosure in the section entitled “Business – Intellectual Property” to state that the Company holds in aggregate approximately 3,300 registered patents and 1,300 pending patents, of which 2,550 registered patents and 1,050 pending patents are not foreign counterparts and do not derive from a common parent patent.

13.	Please expand your overview discussion to indicate the percentage of net sales that you have historically derived from each of your segments.

Response: The Company notes the Staff’s comment and has revised the section entitled “Overview – Our Products and Services” starting on page 2 to add the percentage of net sales that the Company has historically derived from each segment.
Our Strategy, page 3
14.	We note your disclosure that one of your objectives is to strengthen your position as “a leading provider of analog and mixed-signal semiconductor products and services....” Based on the market data you present on page 80, it appears from your historical sales that your market share of the display driver market is approximately 4% and your market

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share of the power management is less than 1%. As such, please clarify the bases on which you believe you are a leading provider.

Response: In response to the Staff’s comment, the Company has modified the disclosure to state that it is the Company’s strategy to “establish our position as a leading provider” under the heading “Our Strategy” on pages 3 and 87.
Recent Changes to Our Business, page 4
15.	Refer to the second bullet. Clarify how your debt was reduced. It also appears that you retired approximately $149 million of Series B convertible redeemable preferred units in connection with your reorganization. Please disclose that change as well.

Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Prospectus Summary – Recent Changes To Our Business” on page 4 to clarify that debt was reduced through the Company’s reorganization proceedings and to indicate that the Company retired $149 million in convertible redeemable preferred units.
Corporate Information, page 5
16.	It appears from your disclosure on pages 94 through 96 that while your board of directors changed following the reorganization, your management has remained the same. If so, please revise to disclose that fact.

Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Prospectus Summary – Corporate Information” beginning on page 5 to indicate that the management of the Company has remained in place following the reorganization.

17.	We see that prior to the closing of this offering, MagnaChip Semiconductor LLC will convert from a Delaware limited liability company to a Delaware corporation. We also see that in connection with the corporate conversion, each common unit of MagnaChip Semiconductor LLC will be converted into an undisclosed number of shares of common stock of MagnaChip Semiconductor Corporation. In light of the referenced pending conversion, please tell us how the guidance at SAB Topic 4 (C) impacts you. Also, tell us if you plan to present pro forma information as of the latest balance sheet date that reflects the referenced changes in your capitalization at the effectiveness or the close of your IPO.

Response: The Company notes the Staff’s comment. The conversion ratio will be determined at the time that the estimated IPO price range is established and will enable the Company to calculate pro forma capitalization information. In accordance with SAB Topic 4 (C), which states that changes in capital structure must be given retroactive effect in the balance sheet, the Company intends to present such pro forma information as of the latest balance sheet data for all periods presented at the time it includes the estimated price range in the prospectus.

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18.	Please briefly describe the nature of Avenue and its affiliated funds.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Prospectus Summary – Corporate Information” on page 6 to explain that Avenue is a global investment management firm specializing in distressed and undervalued securities.
Risk Factors, page 16
19.	Given your disclosure on pages 29 and 120, please tell us whether you will be a controlled company under applicable exchange rules after this offering, and if so, how you evaluated whether that status creates any material risks.
Response: The Company advises the Staff that the Company anticipates that it will not be a controlled company under applicable New York Stock Exchange rules following the offering.
We depend on successful . . ., page 24
20.	Please clarify whether the silicon supply constraints you mention continue to exist.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Risk Factors” on page 25 to clarify that while the silicon supply constraints have lessened and supply has improved, the Company cannot assure that such supply increases will match demand.
The enactment of legislation . . ., page 25
21.	Please clarify the nature of the proposed legislation and why those proposals could have “material adverse consequences” on you.
Response: The Company advises the Staff that the risk factor was originally inserted in light of then pending legislative discussions. Given the scope of the current legislative proposals, which, among other matters, do not include proposals aimed at immediate worldwide taxation of foreign earnings and profits or termination of the “check the box” rules which may have applied to the Company, the Company has determined to delete the risk factor.
Our ability to compete successfully . . ., page 25
22.	Since you appear to do a significant amount of business in China, disclose that China is one of those countries that historically has not protected a company’s intellectual property rights to the same extent as the United States.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Risk Factors” on page 26 to add disclosure regarding the uncertainty of intellectual property rights in China, where the Company derives a significant portion of its net sales.

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If our Korean subsidiary is designated . . ., page 26
23.	We note the risks you say are presented “if” your subsidiary is designated as a regulated business. Clarify why you do not know whether your subsidiary is or will be so designated and disclose whether you currently exceed the thresholds proposed by the Decree.
Response: The Company notes the Staff’s comment. The section of the prospectus entitled “Risk Factors” on page 27 has been revised in response to the Staff’s comment. The relevant Enforcement Decree was promulgated and became effective on April 14, 2010. The Company’s Korean subsidiary exceeds the thresholds proposed by the decree and the Company expects that it will be designated as a regulated business by the Korean government-appointed regulator by the end of June 2010.
You may be unable to enforce judgments obtained in United States . . ., page 27
24.	Disclose whether an investor would find it difficult:
•	to enforce against you, your non-U.S. officers and directors, and your non-U.S. subsidiaries U.S. court judgments based upon the civil liabilities provisions of the U.S. federal securities laws in a U.S., South Korean or other foreign court; or

•	to bring an original action against you and the above persons to enforce liabilities under the U.S. federal securities laws in a South Korean or other foreign court.
See Item 101(g) of Regulation S-K.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Risk Factors” on page 28 to clarify that an investor could find it difficult to (i) enforce U.S. court judgments against the Company, its subsidiaries or its officers, directors and experts living in jurisdictions other than the U.S. and (ii) enforce liability under the U.S. federal securities laws in Korea or any other jurisdiction outside of the U.S.
Industry and Market Data, page 33
25.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:
•	you commissioned the preparation of such data;

•	the data was prepared for use in your registration statement;

•	you are affiliated with the sources of the data;

•	the sources of the data consented to your use of their data in this registration statement; and

•	how you confirmed that the data used in your registration statement reflects the most recent available information. In this regard, the penultimate sentence of this section implies that you will not update the data you cite even if you are aware the

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data is not the most recent and available. If that is not correct, please revise to eliminate that implication.
Response: The Company confirms the following in response to the Staff’s comment: The industry data that the Company cites is available to anyone who purchases the data from the providers. The Company did not commission the preparation of such data nor was the data prepared for use in the Company’s registration statement. The Company is not affiliated with the data sources. The data sources consented to the Company’s use of their data in the prospectus and the data reflects the most recent published information. The penultimate sentence of this section in the prospectus which states that the Company will not update the data is correct. However, the Company does intend to confirm that the information presented in the prospectus reflects any material changes from any more recent reports from the sources cited.
Use of Proceeds, page 34
26.	Expand to disclose how you intend to use the proceeds you may receive from securities sold pursuant to the over-allotment option.
Response: The Company notes the Staff’s comment. The Company has revised the section of the prospectus entitled “Use of Proceeds” on page 36 to disclose that the Company intends to use any additional proceeds received pursuant to the over-allotment option to fund working capital and for general corporate purposes.
27.	With a view toward clarified disclosure in this section, please tell us the amount of proceeds that you will use to make payments to affiliates, whether through the payments mentioned in the first bullet or the performance bonus mentioned on page 112 and in section 3.b.(ii) of Exhibit 10.27. Ensure that the disclosure in an appropriate section of your document fully discusses the transaction. Refer to Item 404 of Regulation S-K.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Use of Proceeds” on page 36 in response to the Staff’s comment to confirm that none of such bonus is being paid to executive officers.
Dilution, page 36
28.	Expand the paragraph following the first table to clarify how the calculation you mention would change, assuming the exercise of the over-allotment option. Also expand the first and last paragraphs on page 37 to explain how the numbers in the last three columns of the tables would change, assuming exercise of the over-allotment option.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Dilution” beginning on page 38 in response to the Staff’s comment. The Company has added a paragraph following the first table to clarify how the calculations in the first table would change if the underwriters exercise their over-allotment option. The Company

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has also expanded the disclosure to indicate how the numbers in the last three columns of the tables would change if the underwriters exercise their over-allotment option.
Selected Historical Consolidated Financial and Operating Data, page 38
29.	We see that you present Adjusted EBITDA as part of your Supplemental Data and we see your disclosure that you use Adjusted EBITDA to measure compliance with certain covenants in your debt agreements. Please clarify for us if Adjusted EBITDA, as calculated for purposes of your debt covenants is the same calculation as that provided on page 41.
Response: As discussed in the prospectus and elsewhere in this response letter, the Company has repaid the outstanding indebtedness under its prior debt agreements and as a result, compliance with such covenants is no longer applicable. Accordingly, the Company has revised its disclosure in the section of the prospectus entitled “Selected Historical Consolidated Financial and Operating Data” beginning on page 40 to delete the references to covenants related to indebtedness.
30.	In this regard, please tell us why you excluded the net foreign currency gain/(loss) in your calculation of Adjusted EBITDA. Please explain how much of this adjustment relates to the cash impact of foreign currency transaction gains or losses. To the extent that this is not part of Adjusted EBITDA as calculated for purposes of your debt covenants, please tell us why you believe this exclusion is appropriate based upon the guidance in Item 10(e) of Regulation S-K and Question 102.09 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations dated January 15, 2010.
Response: As discussed in the prospectus, the Company uses Adjusted EBITDA as a performance measure and not as a liquidity measure. In compliance with Item 10(e) of Regulation S-K and Question 102.03 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company believes that it is useful to analysts and investors in analyzing and reviewing the Company’s core operating performance to exclude the impact of foreign currency gain (loss). This allows investors to more easily compare the core performance of the Company against other semiconductor companies while at the same time being able to analyze the Company’s unadjusted consolidated results as reported in accordance with GAAP. The Company also notes that as disclosed in its MD&A discussion under the heading “Foreign Currency Gain (Loss), net” on pages 70 and 75 of the prospectus, the substantial majority of the Company’s foreign currency related exposure relates to intercompany loans which are not likely to be settled in cash, at least in the near future and that the actual cash impact of foreign currency transaction gains or losses has not been material, representing only a small portion of the adjustment as presented. The Company respectfully submits that Question 102.09 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations is not applicable because the Company does not use Adjusted EBITDA as a liquidity measure.
31.	We see that you also excluded net foreign currency gain/(loss) as part of your calculation of Adjusted Net Income (Loss) and you indicate portions of this amount relate to the cash impact of foreign currency transaction gains or losses. As it appears that this is a

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performance measure where certain amounts may require cash settlement, please tell us how you determined that Adjusted Net Income (Loss), as reported, is compliant with Item 10(e) of Regulation S-K.
Response: As discussed in response to comment 30, in compliance with Item 10(e) of Regulation S-K and Question 102.03 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company believes that it is useful to analysts and investors in analyzing and reviewing the Company’s core operating performance to exclude the impact of foreign currency gain (loss) from Adjusted Net Income (Loss). The Company also notes that as disclosed in its MD&A discussion under the heading “Foreign Currency Gain (Loss), net” on pages 70 and 75 of the prospectus, the substantial majority of the Company’s foreign currency related exposure relates to intercompany loans which are not likely to be settled in cash, at least in the near future. As a result, these exposures are different than the exposure of companies under typical commercial arrangements such as accounts payable and accounts receivable. Finally, the Company advises the Staff that the cash impact of foreign currency transaction gains or losses has not been material, representing only a small portion of the adjustment as presented.
Management’s Discussion and Analysis . . ., page 52
32.	We refer to your disclosure in the third full paragraph on page 53. Please expand your disclosure to more clearly explain why you believe your business does not require “substantial investment in leading edge process equipment” when, consistent with Moore’s Law, the general industry trend in the sectors in which you compete is to constantly move towards smaller geometry processes, such as 90 and 65, and then 45 nanometer geometry process technologies, and towards system on chip technologies (which combine several of the functionalities that you offer of separate chips on the same chip), in order to provide more sophisticated products, with smaller footprints and reduced energy consumption. Since you offer manufacturing services and do not outsource your own manufacturing, please include appropriate risk factor disclosure regarding the costs that would be involved if you were required to upgrade your equipment in order to remain competitive and the risks to your business, operating results and financial condition if your manufacturing equipment becomes obsolete.
Response: The Company notes the Staff’s comment, but notes that the general industry trends do not apply in all sectors of the industry to the same degree. The products that the Company manufactures, analog and mixed-signal semiconductors, migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of the Company’s products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. Additionally, the performance of many of the Company’s products is not necessarily dependent on geometry. According to iSuppli, most of the product categories that the Company manufactures are not expected to migrate to smaller geometries for several years. However, the Company has revised its disclosure in the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 56 in response to the Staff’s comment.

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33.	With reference to your captive manufacturing strategy, please disclose any known trends on the positive or negative effects of this strategy on the gross profit margins of your semiconductor products as compared to those of your competitors who are fabless.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 56 to disclose the positive and negative effects of the Company’s manufacturing strategy as compared to fabless semiconductor companies.
Recent Changes to Our Business, page 54
34.	We note that in beginning in the second half of 2008 you began to take steps to focus your business strategy, enhance your operating efficiency and improve your cash flow and profitability. Please provide your potential investors with a more meaningful description of your business improvement plan and its purpose, what has been accomplished to date, what remains to be achieved, including any obstacles that you expect to encounter, the expected date by which the plan will be complete and the overall effect of the plan on your business, operating results and financial condition. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Recent Changes to Our Business” on page 57 to provide additional disclosure regarding the Company’s business improvement plans and goals.
Gross Profit, page 57
35.	We note the disclosure regarding the impact of shifts in the utilization of your facilities. Briefly explain the portion of your capacity comprised of your product business and the portion comprised of your foundry business. Also highlight how costs and margins differ for each portion.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Gross Profit” starting on page 61 in response to the Staff’s comment. The Company notes that specific information regarding the margins for the Company’s product segments as compared to its manufacturing services segment are discussed under the heading “Results of Operations.”
Income Taxes, page 60
36.	With a view toward disclosure, please tell us how your statements regarding the continued expected low tax rate considers the taxes you will be required to pay after this offering and the “corporate conversion.” For example, we note your disclosure on page 50 regarding being subject to federal income taxes and disclosure on page F-23 regarding not previously being subject to those taxes.

April 20, 2010
Page Fifteen
Response: The Company advises the Staff that although the conversion of MagnaChip LLC to MagnaChip Corporation will cause MagnaChip Corporation to be subject to U.S. income tax, the entity is a holding company and is expected to have minimal operations and income. This will result in little or no tax expense in the U.S. Historically, MagnaChip LLC has recorded losses and has had no revenue or income items, other than a small amount of interest income, foreign based sales income and foreign personal holding company income (“Subpart F income”). The Subpart F income has been limited due to the negative earnings and profits in foreign jurisdictions prior to 2009. As a result, it has been extremely small in amount, except in 2009 when MagnaChip LLC recaptured the Subpart F income due to the cancellation of debt at its Luxembourg subsidiary. Even with the Subpart F income recapture in 2009, MagnaChip LLC still incurred a tax loss. Upon the consummation of the corporate conversion, we do not expect any differences between MagnaChip LLC and MagnaChip Corporation from an operational perspective. Accordingly, MagnaChip Corporation is also expected to have minimal net taxable income or loss going forward and therefore any tax consequences would be immaterial.
The most significant foreign operating entity of the Company resides in Korea. Given the significant generation of losses over the previous years, the Korean entity has a large amount of net operating losses to be carried forward that could offset taxable income in the near future. As a result, the low effective rate for foreign entities is expected to continue.
The Company has revised the prospectus in Note 5 of the section of the prospectus entitled “Unaudited Pro Forma Consolidated Financial Information” on page 53 to clarify the disclosure.
Results of Operations — Comparison of Years ended December 31, 2009 and December 31, 2008, page 64; and Results of Operations — Comparison of Years ended December 31, 2008 and December 31, 2007, page 64
37.	Where you say in your MD&A that a change is attributable to multiple factors, please quantify the extent of the change attributable to the individual factors. As examples only:
•	Under “Net Sales” on page 62, please quantify the extent to which the decline in your sales for the periods presented were due to the depreciation of the Korean won against the U.S. dollar; and

•	Under “Gross Profit” on page 64, you refer to an increase in gross margin attributable to the impact of depreciation of the Korean won and the decrease in unit costs, which decrease was attributable to depreciation expenses, lower overhead costs and the decline in materials prices impacted your unit costs. Please quantify the various factors that affected your gross profits.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the sections of the prospectus entitled “Net Sales” starting on page 66, “Gross Profit” starting on page 68 and ”Operating Expenses” starting on page 69 with respect to Results of Operations — Comparison of Years ended December 31, 2009 and December 31, 2008 and the sections of the prospectus entitled “Net Sales” starting on page 72, “Gross Profit” starting on page 74 and

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“Operating Expenses” on page 75 with respect to Results of Operations — Comparison of Years ended December 31, 2008 and December 31, 2007 in response to the comments from the Staff.
Display Solutions, page 63
38.	Please describe in more detail the improvements in the consumer electronics industry noted here. Also discuss how conditions have improved in the semiconductor industry, as noted on page 22.
Response: The Company notes the Staff’s comment. The Company has revised its disclosure in the section of the prospectus entitled “Results of Operations — Comparison of Years ended December 31, 2009 and December 31, 2008 — Display Solutions” on page 67. The Company notes that, as described, the improvement reflects the increased spending on consumer electronics products that follows from the improved economic conditions.
Gross Profit, page 64
39.	With a view toward clarified disclosure, please tell us the extent to which the cost of polysilicon impacts your costs of sales. Also, given the increased demand and supply constraints you note on page 24, please clarify how your materials cost declined.
Response: The Company notes the Staff’s comment. The Company supplementally advises the staff that polysilicon, or silicon, represents approximately [*****] of the Company’s manufacturing cost of sales. Until recently, the general trend was reflected by a growing demand for silicon surpassing the available supply. However, the imbalance in global supply and demand has shifted from shortage to improved availability by the entrance of new suppliers and additional capacity being added by existing suppliers. As a result, manufacturing material costs related to polysilicon have been declining. The Company has revised its disclosure in the section of the prospectus entitled “Risk Factors” on page 25 and also included additional information where changes in cost of materials has had a significant on its comparative results of operations under the discussion of Gross Profit starting on pages 68 and 74, in response to the Staff’s comment.
Liquidity and Capital Resources, page 71
40.	We note your statements concerning the sufficiency of your liquidity and ability to obtain financing. Please revise to clarify the accessibility of and risks of accessing the sources of financing you mention. For example:
•	your disclosure on page 22 implies that your debt is currently rated. If so, please expand to disclose your current rating and how that rating impacts your ability to access, and your cost of, needed capital. If that is not correct, please revise to remove that implication;

•	with a view toward disclosure, please tell us what impact your recent bankruptcy and prior non-compliance with debt covenants have on your ability to obtain such financing and the costs of such capital;

[*****] — CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

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•	please clarify how the excess cash flow payment obligations mentioned on page F-37 impact your conclusions regarding the sufficiency of liquidity. Also clarify how those payment obligations impact your ability to rely on your cash flows as a source of liquidity; and

•	please disclose here that under your current loan facility you are required to pay six-month LIBOR plus +12%.
Response: As noted in Amendment No. 1, the Company has recently completed a $250 million offering of senior notes. Net proceeds from the offering were in part used to repay the pre-existing debt disclosed in the Company’s original filing and which was the source of the issues identified in the third and forth bullets above. The prospectus has been revised throughout to reflect the repayment. The Company has also added specific disclosure regarding the rating of its senior notes and the implications of changes to raising additional debt under the heading “Liquidity and Capital Resources” on page 76 as well as an additional new risk factor beginning on page 29. Because of the repayment of the former senior credit facility, the excess cash flow obligations discussed on page F-37 and the interest rate on the former loan are no longer applicable.
41.	We note from your disclosure under “Use of Proceeds” that you intend to use the proceeds from your offering for employee incentive payments, working capital and general corporate purposes, meaning that the excess of the proceeds of your offering over the costs of the employee incentive payments will have the effect of increasing shareholders’ equity. Given that you currently have debt which carries interest at 6 month LIBOR plus 12%, which percentage exceeds your historical trend of negative returns on shareholder equity, please discuss why you will be increasing your equity without reducing your debt; i.e., why you are not using a portion of the proceeds of your offering to pay off your high interest debt. Refer to Item 303(a)(2)(ii) of Regulation S-K.
Response: For the reasons discussed in response to comment 40, none of the proceeds will be used for repayment of the prior debt. The Company advises the staff that the Company’s recently issued senior notes bear interest at a lower rate than under the previous senior credit agreement. In addition, pursuant to the indenture for the Company’s senior notes, although pre-payment is permitted, the pre-payment premium required to be paid this soon after the original issuance of the notes would render a pre-payment impractical for the Company.
42.	We refer to the first sentence of the second paragraph where you indicate that one of your principal sources of liquidity is from cash flows from operations. Please clarify that you were cash flow negative for the two month period ended December 31, 2009 and that your predecessor was cash flow negative for the 2007 and 2008 fiscal years.
Response: The prospectus has been revised on page 76 in response to the Staff’s comment to add disclosure that the Company was cash flow negative for the two month period ended December 31, 2009 and that its predecessor was cash flow negative for the 2007 and 2008 fiscal years.

April 20, 2010
Page Eighteen
Business
Our Business, page 79
43.	We note the references to “seasonal increases” on page 60. Please provide the disclosures required by Item 101(c)(1)(v) of Regulation S-K.
Response: The prospectus has been revised on page 78 in response to the Staff’s comment to add a discussion of the impact of seasonality on the Company’s results of operations.
Drive Execution Excellence, page 83
44.	Please revise to provide additional quantitative disclosure regarding the improved manufacturing efficiency you note. For example, discuss and quantify how your yields and capacity utilization have improved over the “several years” you mention.
Response: The Company notes the Staff’s comment and the prospectus has been revised under the heading entitled “Our Strategy” on page 88 in response thereto to add additional information regarding manufacturing productivity. The Company also notes that to its knowledge no company in the semiconductor industry publicly discloses yields due to the highly confidential nature of such information. The Company further notes that capacity utilization is primarily driven by factors other than manufacturing efficiency.
Large Display Solutions, page 85
45.	Please explain how you reduce the die size of your large display driver and other solution products without moving to smaller geometry processes.
Response: The prospectus has been revised under the heading “Large Display Solutions” on page 90 in response to the Staff’s comment to add additional information regarding the Company’s actions relating to reducing die size.
Our Products and Services, page 84
46.	For each table under the subheadings “Display Solutions,” “Power Solutions” and “Semiconductor Manufacturing Services”, please clarify which products are “in development.” Also disclose the stage of development.
Response: The prospectus has been revised in the tables under the heading “Our Products and Services” beginning on page 91 in response to the Staff’s comment to identify those products listed which are currently in the customer qualification stage, which is the final stage of product development.
Manufacturing and Facilities, page 90
47.	Refer to the last risk factor on page 23. Please quantify the portion of packaging and testing that you outsource. Also tell us, with a view toward disclosure, how margins,

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costs and yields for the products you sell differ for the portion you outsource as compared to the portion you package and test.
Response: The prospectus has been revised under the heading “Manufacturing and Facilities” on page 96 in response to the Staff’s comment to add additional information regarding the impact of the Company’s outsourcing activities.
48.	Please provide such information as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of your manufacturing facilities. Refer to the Instruction to Item 102 of Regulation S-K.
Response: The prospectus has been revised under the heading “Manufacturing and Facilities” on page 96 in response to the Staff’s comment confirming that the Company believes that it has sufficient production capacity to service its business as currently contemplated without significant capital investment.
49.	Please disclose when your general service supply agreement with Hynix terminates. Include any appropriate risk factor disclosure.
Response: The prospectus has been revised under the heading “Manufacturing and Facilities” on page 96 in response to the Staff’s comment to confirm that the agreement has an indefinite term. The Company also notes the risk factor on page 27 which also addresses this matter.
Customers, page 92
50.	We note your disclosure regarding customers:
•	Clarify whether the information you present regarding significant customers is on a consolidated basis or for each segment. See Item 101(c)(1)(vii) of Regulation S-K. If the information presented is on a consolidated basis, expand to also provide the disclosures required by Item 101(c)(1)(vii) for each segment;
Response: The Company advises the Staff that, as required by Item 101(c)(1)(vii) of Regulation S-K, the Company has disclosed the identity of the sole customer, the sales to which by one or more segments in an aggregate have amounted to 10 percent or more of the Company’s consolidated net sales and the specific segments to which such sales are attributable.
•	Revise to clarify the specific percentage of net sales attributable to LG Display. Also disclose the percentage of sales attributable to Samsung and Sharp;
Response: The prospectus has been revised under the heading “Customers” on page 97 in response to the Staff’s comment to specify the percentage of sales to LG Display. Neither Samsung nor Sharp are discussed under this heading. Because neither are 10 percent customers, the Company does not believe that disclosure of the specific percentage of net sales that each represents is required by rule or is otherwise material to investors.

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•	Tell us, with a view toward disclosure, whether your relationships with the ten largest customers mentioned here have been harmed as a result of the matters noted in the second risk factor on page 16; and
Response: The prospectus has been revised under the heading “Customers” on page 97 in response to the Staff’s comment to clarify that relationships with some of its largest customers were and may be adversely affected by the risk factors noted.
•	Please identify the “industry leading customers” to which you refer on page 83.
Response: The Company advises the Staff that as noted on page 88, the leading customers referred to are LG Display, Sharp and Samsung. For the reasons described above, neither Sharp or Samsung as disclosed in this section.
Intellectual Property, page 92
51.	Clarify the meaning of “novel registered.” Also clarify the extent to which you are dependent on the licenses you identify.
Response: The prospectus has been revised under the heading “Intellectual Property” on page 97 in response to the Staff’s comment to clarify that novel patents are patents other than patents which are a counterpart of an existing patent or patent application.
Directors and Executive Officers . . . , page 94
52.	Given your disclosures here and on page 120, it appears that three of your directors are currently associated with an entity that beneficially owns a significant portion of your outstanding securities. Therefore, please explain to us why you have excluded from these directors’ business backgrounds an identification of such entity as an affiliate of your company. Refer to Item 401(e)(1) of Regulation S-K.
Response: The prospectus has been revised on pages 100-101 in response to the Staff’s comment to confirm that Avenue is an affiliate of the Company.
53.	Please clarify the business experiences of Mr. Norby from October 2008 through March 2010 and of Mr. Shroff from July 2009 through March 2010.
Response: The prospectus has been revised under the heading “Directors and Executive Officers and Corporate Governance” on page 101 to reflect that during the periods in question each of Mr. Norby and Mr. Shroff were retired. Each of Mr. Norby and Mr. Shroff continued to serve on private company boards, and in the case of Mr. Norby, the public company boards noted in the prospectus.
54.	It appears from your current disclosure regarding the biographical information of your directors that the directors appointed by Avenue, your largest shareholder, primarily come

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from an investment background. Given your new board and controlling shareholder, please include appropriate risk factor disclosure, if true, that some of your directors and your controlling shareholder/ultimate beneficial owner have not historically focused on managing companies in general, and foreign-based technology companies in particular.
Response: The Company respectfully submits that the Avenue-appointed directors have gained significant knowledge with respect to the management of companies through their investment in, and ownership of, numerous companies in multiple industries and one of the Avenue-appointed directors has substantial long-term experience investing in multi-national semiconductor manufacturing companies. In addition, the Avenue-appointed directors have gained significant management and board oversight experience in connection with advising companies undergoing financial turnarounds. The Company also notes that three of its other directors have substantial operating experience in the semiconductor industry. Accordingly, the Company does not believe that any specific risk factor or additional disclosure with respect to the management experience of its board members is necessary or appropriate.
55.	Please clarify what “management experience” Mr. Elkins has, including the related entities and dates.
Response: The prospectus has been revised under the heading “Directors and Executive Officers” on page 100 in response to the Staff’s comment to clarify Mr. Elkins’ management experience. The Company advises the staff that Mr. Elkins’ direct 15 years of management experience includes his six years with Avenue Capital and through his preceding work experience in a similar capacity at ABP Investments, UBK Asset Management, Oppenheimer Inc. and Smith Barney. His director services includes companies such as Vertis Communication (from 2008 and continuing to date) and Milacron LLC (from 2009 and continuing).
Involvement in Certain Legal Proceedings, page 97
56.	Please clarify the nature of the bankruptcy proceeding for Novalux. For example, did it involve an involuntary petition?
Response: The prospectus has been revised under the heading “Involvement in Certain Legal Proceedings” on page 102 in response to the Staff’s comment to clarify that Novalux filed a voluntary petition.
Board Composition, page 97
57.	Please disclose whether a majority of your board is independent. See Item 407(a) of Regulation S-K.
Response: The prospectus has been revised under the heading “Board Composition” on page 102 in response to the Staff’s comment to clarify that a majority of the Board is not currently independent.

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58.	Clarify the duration of the board designation arrangement with Avenue. Also tell us which exhibit governs that arrangement.
Response: The prospectus has been revised under the heading “Board Composition” on page 102 in response to the Staff’s comment to clarify that the Company’s LLC Operating Agreement governs board designation prior to the completion of the corporate conversion. The agreement is filed as Exhibit 3.3 to the Registration Statement.
59.	Please identify which directors are in each of the classes mentioned on page 128.
Response: The prospects has been revised on page under the heading “Board Composition” on page 102 to identify the classes for each of the directors.
60.	We note your disclosure that Messrs. Norby, Shroff and Tavakoli serve as independent directors. Please provide us with your analysis as to how those directors are independent if they are elected by your more than 50% stockholder.
Response: The Company’s Board of Directors has determined that Messrs. Norby, Shroff and Tavakoli are “independent” as that term is defined in both Rule 303A of the NYSE rules and Rule 10A-3 promulgated under the Securities Exchange Act of 1934. The Company notes that none of Norby, Shroff or Tavakoli have any material relationships with Avenue that would impact their independence from Avenue. Under Section 5.2 of the Company’s Fifth Amended and Restated LLC Operating Agreement, which is filed as Exhibit 3.3 to the Registration Statement, independent directors are elected by one or more members comprising 50% or more of the outstanding common units of the Company. At the time of election of each of the independent directors, Avenue held greater than 50% of the Company’s outstanding common equity, but the Company respectfully submits that the fact that a company has a controlling shareholder does not preclude the determination of the independence of that company’s directors who otherwise meet SEC and NYSE standards.
Audit Committee, page 97
61.	Please clarify how you will satisfy the listing exception you cite and disclose the consequences of failing to comply with that exception. Also, for each committee you mention, identify each member that is not independent. See Item 407(a) of Regulation S-K.
Response: The prospectus has been revised under the heading “Audit Committee” on page 102 in response to the Staff’s comment to clarify the exception that the Company is relying upon and the consequences of failing to comply. The company further refers to its response to comment 62 with regard to the other committees mentioned in the prospectus.
Compensation Committee, page 97
62.	Clarify when your compensation and nominating and governance committee members will be determined and how the composition of those committees will satisfy the applicable exchange listing rules.

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Response: The prospectus has been revised under the headings “Compensation Committee” on page and “Nominating and Corporate Governance Committee” on page 103 in response to the Staff’s comment to specify the committee members that the Company expects will be on the committees and to address the independent members of each committee.
Assessment of Risk, page 98
63.	Please advise of the process you undertook to reach the conclusions expressed in this paragraph. Ensure your response addresses your disclosure regarding your conclusions as to the “aggressive corporate growth” mentioned in the penultimate bullet on this page.
Response: The Company advises the Staff that management reviewed the Company’s risk profile against each component of the Company’s compensation programs, which are primarily composed of market based fixed compensation, short term cash incentives and long term equity incentives. On the basis of this review, management concluded that none of the Company’s compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Without limiting the generality of the foregoing, with respect to the specific language identified by the Staff, the Company respectfully submits that, as described in the penultimate bullet on page 104, its philosophy of rewarding executives for aggressive corporate growth is balanced by its philosophy of not encouraging undue risk-taking. The Company equates “aggressive corporate growth” to growth above industry norms, the achievement of which does not require excessive risk taking.
Compensation Discussion and Analysis
General Background, page 100
64.	Please revise to avoid vague terminology in describing the policies and objectives of your compensation program. For example:
•	It is unclear within which “ranges” you seek to establish a total cash compensation package and how far “above median levels” total cash compensation is targeted;

•	It is also unclear within which ‘“ranges” you generally seek to set equity awards. Also, your disclosure regarding “other companies” implies that the companies you use for comparative purposes are not the same as those you identify. If so, please revise to make that clear, to identify the other companies and the reason for using different companies for comparative purposes;

•	You refer to “guidelines” in the last paragraph but it is unclear what those “guidelines” are or how those “guidelines” relate to the “benchmarked data” and “ranges” you mention in this section.
Please revise.
Response: The prospectus has been revised under the heading “General Background” starting on page 106 in response to the Staff’s comment to provide more specific disclosure regarding the policies and objectives of the Company’s compensation program.

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Base Salary, page 101
65.	Reconcile your disclosure here regarding evaluation of performance in setting base salaries with your disclosure on page 100 that such salaries are benchmarked to median levels. If you benchmark base salaries at the median level and the salaries you pay are above median, please expand to explain the reasons for the difference. Also apply this comment to each other element of compensation you pay and is targeted at “ranges” or “guidelines” you determine.
Response: The prospectus has been revised under the heading “Base Salary” on page 107 in response to the Staff’s comment to address adjustments to base salary from median levels. The Company notes that as discussed in the prospectus, there have been no changes in base salaries for named executive officers in 2009 or 2010.
66.	Please clarify whether your named executives received the “30% of monthly base salary” you mention. If they did, please tell us in which column of the table on page 105 those awards are reported.
Response: The prospectus has been revised under the heading “Base Salary” on page 107 in response to the Staff’s comment to confirm that the amounts were paid to all named executive officers. The Company advises the Staff that these payments are reported under bonus in the Summary Compensation Table inasmuch as they represented a discretionary bonus.
Cash Incentives, page 102
67.	We note that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective cash incentive payments. Please revise to provide such disclosure. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, it is unclear from your disclosure what you consider a “competitive” range within which those targets are set.
Response: The Company notes the Staff’s comment. As described in the prospectus, given the Company’s financial position, the Company did not formalize an incentive plan for 2009 and as a result no targets were set.

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68.	The penultimate paragraph of this section refers to “discretionary incentives” discussed above. The paragraph that precedes this section refers to “discretionary incentives” discussed below. There appears to be no disclosure of “discretionary incentives” between those paragraphs. Please revise.
Response: The prospectus has been revised under the heading “Cash Incentives” on page 108 in response to the Staff’s comment to eliminate the erroneous cross reference.
69.	Refer to the last two sentences of this section. Please clarify whether you mean that because you will not pay a profit share in excess of the base target, your named executives are only entitled to receive a cash incentive equal to the disclosed percentage of their salary.
Response: The prospectus has been revised under the heading “Cash Incentives” on page 108 in response to the Staff’s comment to clarify that executives will only be entitled to receive the specified percentage of their base salary.
Equity Compensation, page 103
70.	Please reconcile your disclosure here regarding subjective determinations for the award amounts with your disclosure on page 101 regarding setting equity awards within “ranges.” Ensure that your revised disclosure fully and completely discusses the basis for each of the equity awards mentioned in your disclosure here and the table on page 105, including the reasons for the different amounts of the awards how you determined the relative proportions of the restricted units as compared to options to award.
Response: The prospectus has been revised under the heading “Equity Compensation” on page 110 in response to the Staff’s comment to disclose that the granting of options was based upon the Company’s normal practice of setting compensation at median levels for its peer group. The grants of restricted stock units was a special grant as compensation for the executives’ role in guiding the Company through the bankruptcy proceedings.
Perquisites and Other Benefits, page 104
71.	We note the disclosure that you determine the level and types of benefits based on market surveys. Please clarify how the “benefits” you award relate to those surveys. For example, are the “benefits” you pay at the median? Do you consider the surveys with respect to each “benefit” or the aggregate amount of “benefits?”
Response: The prospectus has been revised under the heading “Perquisites and Other Benefits” on page 110 in response to the Staff’s comment to clarify that perquisites are based upon what the Committee determines to be customary and are not based median cost for specific perquisites or the perquisites in aggregate.

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Summary Compensation Table, page 105
72.	Please tell us where the amounts disclosed in the column captioned “Bonus” are discussed in your Compensation Discussion and Analysis.
Response: The prospectus has been revised under the heading “Cash Incentives” on page 108 in response to the Staff’s comment to clarify the matters described as bonus in the Summary Compensation Table.
73.	Please clarify the meaning of clause (a) in notes 3, 4, 5, 15, 16, 17 and 23.
Response: The notes to the Summary Compensation Table starting on page 111 have been revised in response to the Staff’s comment to clarify the clause (a) descriptions.
74.	Refer to notes 9, 11 and 13 and Exhibit 10.33. Please tell us why you reported those amounts in the “Bonus” column, given that it appears Mr. Rowe was entitled to receive those amounts under any circumstances provided that he continued to remain employed by you.
Response: The Company advises the Staff that the amount is reported under the “Bonus” column in that it is not part of Mr. Rowe’s base compensation. The Company believes that to report such amount under salary would be misleading as it would suggest it represents ongoing base compensation. Likewise, the Company believes that the amount is not reportable under non-equity incentive plan compensation given its fixed nature.
Option Exercises and Stock Vested . . . , page 109
75.	Refer to note 3. You disclose that the value of the date of vesting of the units was $0.79; however, Exhibits 10.29, 10.32, 10.35, 10.38, 10.47 indicates that the value on the date of vesting was $0.74. Please reconcile.
Response: The Company advises the Staff that at the time of the initial grant of the Restricted Unit Bonuses (“RUBs”) which are the subject exhibits, the board had determined that the fair market value of the RUBs was $0.74 per unit and that information was included in the Notices of Grant that were issued. Subsequently, the board re-considered the valuation and determined that the actual value as of that date was $0.79 per unit. This price is the same price that was used for the purpose of note 2 to the table on page 113. Each of the grantees were subsequently notified of the change in the board’s determination of fair market value. However, because RUBs do not have an exercise price, the price information provided in the notice of grant is merely informational and not a substantive term of the grant (in contrast to an option where the price specified is the option exercise price). As the changed valuation has no substantive impact on the terms of the grant, the Notices of Grant were not formally amended.

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Change in Control, page 115
76.	Please describe the circumstances under which the “change in control” provisions in your plans and employment agreements with your affiliates will be triggered. See Item 402(j)(1) of Regulation S-K. Also tell us, with a view toward disclosure, whether those provisions will be triggered as a result of this transaction.

Response: The prospectus has been revised under the heading “Potential Payments upon Termination or Change in Control” beginning on page 120 in response to the Staff’s comment to describe such benefits and to confirm that such benefits will not be triggered by the offering.
Pension Benefits . . . , page 117
77.	Please provide the disclosure required by Instruction 2 to Item 402(h)(2). Also, given your disclosure on page 94 regarding Mr. Hwang’s employment, please provide the disclosure required by Instruction 4 to Item 402(h)(2).

Response: The Company advises the Staff that this obligation is a statutory based obligation. The calculation of the present value of the accumulated benefit does not require the application of any valuation method or any assumptions as the obligation is an amount which accrues each month on a rolling basis based upon the compensation of the employee for the prior three-month period. Specifically, it does not require any assumptions regarding the number of future years of service or future compensation. The prospectus has been revised under the heading “Pension Benefits for the Fiscal Year Ended December 31, 2009” on page 122 to add further clarification regarding the operation of the plan and Mr. Hwang’s benefits.
Principal Stockholders
Selling Stockholders, page 119
78.	Please note we may have further comment after you complete the blanks in this table.

Response: The Staff’s comment is noted.
79.	Refer to the last paragraph. Clarify whether the selling stockholders were your creditors prior to your bankruptcy and whether the units you issued were to satisfy their claims. If so, disclose the amount of each claim held by the selling stockholder and the number of units they received and consideration, if any, they paid for those units and any other material relationships between the selling stockholders and the registrant. Refer to Item 507 of Regulation S-K.

Response: The prospectus has been revised under the heading “Principal and Selling Stockholders — Selling Stockholders” starting on page 125 to disclose the manner in which the selling stockholders received and the consideration paid for their common units.

April 20,2010
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80.	With a view toward disclosure, please tell us whether and how this transaction relates to Section 1.2 of Exhibit 4.1.

Response: The Company advises the Staff that the offering was initiated by the Company’s management and Board of Directors and not as the result of the exercise of any rights set forth in the Registration Rights Agreement filed as Exhibit 4.1 to the Registration Statement.
Certain Relationships and Related Transactions, page 124
81.	Please tell us why you did not disclose the information required by Item 404 of Regulation S-K with respect to:
•	the “Senior Advisor Agreement” mentioned on page 99;

•	the transactions that resulted in the entities mentioned on page 120 beneficially owning more than 5% of your securities. Refer to Question 130.03 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm; and

•	the “backstop” commitment and ”loans to employees” mentioned on page F-55.
Response: The prospectus has been revised under the heading “Certain Relationships and Related Transactions” on page 131 in response to the Staff’s comments to add disclosure regarding the Senior Advisor Agreement, the issuance of common units and the backstop commitment. The Company also notes that with respect to the employee loans, none of such loans were provided to officers or directors of the Company.

82.	Given your disclosure on page 131 regarding the purpose of this offering, please disclose the information required by Item 404 with respect to the transactions you are attempting to register in this registration statement. Include in such disclosure a more detailed description of the “preferred income tax treatment” and the extent, if any, to which your tax obligations will be impacted as a result of the current structure of this offering. Add any appropriate risk factors. Disclose whether there are any indemnification provisions that extend to your shareholders if the desired tax treatment is not realized.

Response: The Staff’s comment is noted. The Company respectfully submits that the use of the limited period depositary shares is not a transaction required to be disclosed under Item 404 but rather is a structure that allows all of the Company’s existing equity holders to benefit from the corporate conversion not being treated as a taxable transaction. The Company is under no contractual obligation with respect to the tax consequences of the depositary share structure. This treatment has no impact on the Company following the offering and as a result, the Company believes that no additional disclosure is required or appropriate.
Code of Business Conduct and Ethics, page 124
83.	Please clarify how the review and approval in the first sentence differs from the review and approval in the second sentence. Must the first review you mention occur prior to the second review? Does the second review occur only if the first review results in approval?

April 20,2010
Page Twenty-nine
Response: The prospectus has been revised under the heading “Code of Business Conduct and Ethics” on page 130 in response to the Staff’s comment. The Company confirms that original first sentence referred to related party transactions for employees generally. If determined to be material by the Company’s Chief Financial Officer, then such transactions must be reviewed and approved in writing by the Company’s Audit Committee. The second sentence related to related party transactions involving directors and executive officers. All such transactions must be reviewed and approved by the Company’s full Board of Directors. As the purpose of the section is to address related party transactions with affiliates, the first sentence has been deleted to avoid any confusion.

84.	Please clarify the standards to be applied in determining whether to approve a related-party transaction. Refer to Item 404(b) of Regulation S-K.

Response: The prospectus has been revised under the heading “Code of Business Conduct and Ethics” on page 130 to specify the standard to be applied.
Registration Rights Agreement, page 124
85.	Please identify the affiliate counterparties to this agreement.

Response: The Company advises the Staff that the only affiliate that is party to the Registration Rights Agreement is Avenue. That Avenue is a party to the agreement is disclosed in the prospectus on page 131.
Description of Depositary Shares
General, page 131
86.	You say that the rights of your depositary shareholders are “subject to” the deposit agreement, which implies that your depositary shareholders may not have the rights you disclose because of that agreement. If that is not correct, please revise to eliminate that implication.

Response: The prospectus has been revised under the heading “General” on page 138 in response to the Staff’s comment to delete the reference to “subject to.”

87.	Given your disclosure under “Description of Capital Stock” it is unclear what the redemption and liquidation rights are that you refer to in the last sentence of the first paragraph. Please clarify.

Response: The Company notes the Staff’s comment and has revised the disclosure under the heading “Description of Depositary Shares” on page 138 accordingly.

88.	Please tell us when you intend to amend the deposit agreement to include the registrant as a party to it. We note that the entity you list here is “MagnaChip Semiconductor LLC.”

April 20,2010
Page Thirty
Response: The Company notes the Staff’s comment and has revised the disclosure under the heading “Description of Depositary Shares” on page 138 to confirm the entity that will sign the deposit agreement.
Cancellation of Depositary Shares, page 131
89.	We note your disclosure that the exchange of the depositary shares for shares of your common stock “should not be a taxable event.” This appears to be a legal conclusion. As such, please file an opinion of tax counsel which supports this disclosure. Please revise the disclosure to clearly explain why counsel is unable to opine that the exchange will not be a taxable event and include appropriate risk factor disclosure.

Response: The reference to noted by the staff has been deleted on page 138. The prospectus has been revised under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 146 to address the U.S. federal income tax consequences of owning the depositary shares, as noted in the Company’s response to comment 93 below.
Withdrawal, page 132
90.	We refer to the first sentence of the second paragraph. Please disclose which U.S. securities laws you are referring to.

Response: The Company advises the Staff that the reference under the heading “Withdrawal” on page 139 is not to any specific law, but only to note that withdrawal would be subject to any applicable laws.
Sales of Restricted Shares . . . , page 135
91.	Refer to the third paragraph and disclosure on page 136 regarding warrants. With a view toward disclosure, please tell us how you determined that the shares of common stock and warrants mentioned in those paragraphs were deemed to be issued in a public offering and may be resold freely, given the first unregistered transaction described on page II-2. Further, please tell us how the corporation conversion would qualify under Section 3(a)(9) of the Securities Act given the diversity of issuers.

Response: The Company advises the Staff that the Company believes that the issuance of common stock and warrants to purchase common stock to our members in the corporate conversion will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) as the common stock and warrants will be exchanged by the Company with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. With respect to the diversity of issuers, the Company advises the Staff that it believes MagnaChip LLC and MagnaChip Corporation are the same entity as described in Response 1 above and therefore there is no diversity. We note the following registration statements with registrants that relied on

April 20,2010
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Section 3(a)(9) of the Securities Act as an exemption from registration for the issuance of securities pursuant to a LLC corporate conversion transaction:
•	Team Health Holdings, L.L.C. (333-162347)

•	Boise Cascade Holdings, L.L.C. (333-122770)

•	Alon Brands, Inc. (333-155296)
The Company’s determination that the warrants and the common stock issuable upon exercise of such warrants issued in the corporate conversion would be deemed to be issued in a public offering and may be resold freely under Section 4(1) of the Securities Act was based on the determination by the Company that the corporate conversion transaction constituted a Section 3(a)(9) exchange and that the warrants received in the exchange assumed the character of the exchanged securities. See Question 125.08 of the Staff’s Compliance and Disclosure Interpretations. The MagnaChip LLC warrants and any common units issuable upon exercise of such warrants exchanged in the conversion were originally issued under Section 1145(a)(2) of the U.S. Bankruptcy Code pursuant to the Company’s reorganization proceedings. Section 1145(c) of the U.S. Bankruptcy Code generally provides that securities issued pursuant to Section 1145(a)(1) of the U.S. Bankruptcy Code are deemed to be a public offering. SEC no-action letters have clarified that this treatment is also applicable to warrant securities issued under Section 1145(a)(2) of the U.S. Bankruptcy Code and securities issued upon exercise of such warrants. See Mooney Aerospace Group, Ltd. (SEC No-Action Letter), Publicly Available December 20, 2002 and Westmark Systems (SEC No-Action Letter), Publicly Available December 13, 1991. The Company believes that similar treatment should be applied to its warrants and believes that such warrants were issued in a public offering. Therefore, because the MagnaChip LLC warrants are securities issued in a public offering, MagnaChip Corporation warrants issued upon the Section 3(a)(9) corporate conversion (including the underlying common stock issuable upon exercise of such warrants) will retain the character of 1145 securities issued in a public offering and therefore will be freely tradable securities under Section 4(1) of the Securities Act, except for such warrants and shares of common stock issued upon exercise of such warrants held by our affiliates or holders deemed to be “underwriters,” as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, who may be subject to applicable resale limitations under Rule 144 of the Securities Act.
Rule 144, page 136
92.	Please clarify how your disclosure here accounts for the “exchange” mentioned on page 131.

Response: The Company advises the Staff that the discussion of Rule 144 under the heading “Shares Eligible for Future Sale” is not intended to address the shares issued in connection with the offering (except to the extent purchased by affiliates). Instead, the discussion is to provide disclosure to investors regarding the number of shares which may be available for trading in the public markets beyond the shares sold in the offering and which accordingly may impact the trading price of the Company’s common stock. The Company also notes that the Company has modified the disclosure under the heading “Description of Depositary Shares - Cancellation of Depositary Shares” on page 138 to eliminate the erroneous reference to “exchange.” As

April 20, 2010
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described elsewhere in the prospectus, the depositary shares will be cancelled and the underlying shares delivered to the owners thereof. There is no exchange nor is there any investment decision made by any holder in connection therewith.
Material U.S. Federal Income Tax Consequences . . . , page 137
93.	Please add a section to your prospectus which addresses the material U.S. Federal income tax consequences to U.S. holders. In that section, please address the following:
•	Given your disclosure on page 131 and the securities in your fee table, please expand your tax discussion to address the tax consequences to the holders of depositary shares and your common stock; and

•	discuss the tax consequences resulting from sales, exchanges, redemptions or other dispositions of your common stock. Address in such disclosure whether the prior ownership of depositary shares counts toward the applicable holding period for purposes of determining whether a holder will recognize long-term capital gain or loss?
Response: The prospectus has been revised under the heading “Material U.S. Federal Income Tax Consequences” beginning on page 146 in response to the Staff’s comment to provide the additional disclosure requested.
Underwriting, page 140
94.	It appears from registration statement file number 333-147388 that an affiliate of an underwriter was one of your shareholders prior to bankruptcy. If that is correct, please revise to disclose the nature of that relationship and what amount, if any, that entity received in connection with completion of your plan of reorganization.

Response: The prospectus has been revised under the heading “Underwriting” on page 153 in response to the Staff’s comment to add disclosure regarding the nature of relationships between affiliates of the proposed underwriters and the Company.
Financial Statements
Note 2. Voluntary Reorganization under Chapter 11, page F-10
95.	We note here and throughout the filing that you elected to adopt a convenience date of October 25, 2009 rather than the Plan of Reorganization effective date of November 9, 2009 for application of fresh-start reporting related to your emergence from Chapter 11 Bankruptcy. Please tell us and revise your filing to explain in detail the U.S. GAAP that you believe supports the use of a convenience date rather than the actual effective date of the Plan of Reorganization. Confirm that events between the “convenience” date and the actual Plan of Reorganization effective date did not result in material changes in the amounts recognized in your financial statements.

April 20, 2010
Page Thirty-three
Response: The Company emerged from bankruptcy on November 9, 2009. In accordance with ASC 852 Reorganizations, the Company adopted fresh-start accounting as of that date by adjusting the historical carrying value of its assets and liabilities to their respective fair values. The Company believes that it is permitted to select an accounting convenience date proximate to the emergence date for purposes of making the aforementioned adjustments to historical carrying values (the “Convenience Date”), provided that an analysis of the activity between the date of emergence and the Convenience Date does not result in material differences in the balance sheet or statement of operations. The fair value of assets and liabilities were derived by applying the best available information at the Emergence Date to account balances at October 25, 2009 which was the Company’s October accounting period end. The Company evaluated transaction activity between the Convenience Date and the Emergence Date and concluded there were no material differences in the balance sheet or statement of operations as a result of applying the Convenience Date. As a result, the fresh-start accounting adjustments have been reflected in the balance sheet at October 25, 2009 and in the statement of operations for the ten-month period ended October 25, 2009. The Company has revised Note 2 to the Consolidated Financial Statements on page F-10 to make the related disclosure clearer regarding its basis of applying the Convenience Date.
Note 3. Fresh Start Reporting, page F-11
96.	We noted that you used a discounted cash flow analysis that measured the projected multi-year free cash flows of the company to arrive at an enterprise value. Further, we note your discussion that any changes in estimates and assumptions may have a significant effect on the determination of the company’s fair value. In light of the significance of the estimates and assumptions used in your analysis please revise to also disclose those significant estimates and assumptions. We refer you to FASB ASC 852-10-45 (formerly paragraph 39 of SOP 90-7).

Response: The Company notes the Staff’s comment and has revised its disclosure in Note 3 to the Consolidated Financial Statements on page F-11 to provide additional information regarding the significant estimates and assumptions used by the Company.

97.	We see that you obtained an independent third party valuation specialist to determine the fair value of advance payments and property, plant and equipment, net, as estimated by the Predecessor Company. Please tell us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: The Company notes the Staff’s comment. The Company advises the Staff that the Company obtained the services of an independent third party valuation specialist, mainly to assist in its compilation of benchmarking data and performing valuation calculations. However, the underlying assumptions, projections and valuation methods used in the preparation of the financial statements were determined by the Company and should be considered as the sole

April 20, 2010
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responsibility of the Company. As such, the Company does not believe a disclosure of the third party valuation specialist by name or the scope of work performed on behalf of the Company necessary.

To clarify this matter, the Company has revised its disclosure in the prospectus in Note 3 Fresh-Start Reporting, to the Consolidated Financial Statements footnotes (o) & (p) to the condensed consolidated balance sheet on page F-16. The Company has also revised its disclosure footnote (2) to the table in Grants of Plan-Based Awards on page 113 in the prospectus.
Note 4. Summary of Significant Accounting Policies, page F-16
Accounts Receivable Reserves, page F-18
98.	We noted disclosures herein that you include in accounts receivable an allowance for additional products that may have to be provided, free of charge, to compensate customers for products that do not meet previously agreed yield criteria. Tell us more about the nature of and reason for the “the low yield compensative reserve”. Also, provide us with references to the authoritative accounting literature that you believe supports your accounting for and presentation of “the low yield compensative reserve.” Finally, give us an example of the accounting entries that are made to record the referenced reserve.

Response: The Company does not provide its customers with a general right of return upon delivery. However, the Company grants its customers a right to return defective products that do not meet yield criteria. The yield criteria represent the number of qualified dies per wafer sold to a customer. Accordingly, this specific right of return is applicable only when the Company delivers product in the form of wafers rather than dies or chips. When product sales are made on a wafer level, the Company is unable to determine if the individual dies within the respective wafers are defective at the time of delivery. Defects can only be determined when the customer slices the wafers and confirms the wafer yield. If it is then determined that the number of unqualified dies does not meet the yield criteria, the customer has right to return the wafer. The Company records a reserve, which it calls a low yield compensative reserve, for potential returns related to such unqualified dies based upon historical experience.

The Company recognizes its revenue to the extent that all of the conditions outlined in FASB ASC 605-15-25-1 are met at the time of sale and records a reserve as a sales adjustment, which is a contra-revenue account, by the amount the Company can reasonably estimate at the time. The Company determines the low yield compensative reserve amount on a monthly basis based on actual historical average rate of returns.

The following summarizes the accounting entries made to record the reserve:

At the time of sale:
Dr) Accounts receivable
Cr) Sales

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Page Thirty-five
Dr) CoGS
Cr) Inventory
At the time of estimating the reserve on a monthly basis:
Dr) Sales-adjustment (contra-revenue)
Cr) Allowance for accounts receivable
At the time of exchange for the same product:
Dr) Allowance for accounts receivable
Cr) Sales
Dr) Cost of sales
Cr) Inventory
Revenue Recognition, page F-21
99.	We noted your discussion that your semiconductor manufacturing services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets. Please revise to disclose your revenue recognition policy regarding these services.

Response: The Company notes the Staff’s comment and has revised its disclosure in the prospectus under the heading “Revenue Recognition” on page F-21 and Critical Accounting Policies and Estimates regarding Revenue Recognition and Accounts Receivable Valuation on page 80. As the Staff noted, the Company’s Semiconductor Manufacturing Services (“SMS”) segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets. As discussed in the prospectus under the heading Business Segments starting on page 59, the Company manufactures wafers based on its customers’ product designs. SMS business activities are, in substance, identical to the Company’s Display Solutions and Power Solutions segments. The only difference is, for SMS, the design of the chips originate from customers. Customers provide the Company with their designs, and the Company manufactures products based on such designs and delivers the physical products to the customers. Accordingly, the Company believes revenues generated from SMS do not differ from those of its other business segments and as a result believes it should be recognized under the same revenue recognition policy, consistently applied.

100.	We see from your disclosure that revenue is recognized either upon shipment, upon delivery of the product or upon customer acceptance. Please revise your disclosure to specifically discuss any customer acceptance terms you enter into with your customers and how they impact your revenue recognition.

Response: The Company notes the Staff’s comment and has revised the prospectus under the heading “Revenue Recognition” on page F-21 and Critical Accounting Policies and Estimates

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regarding Revenue Recognition and Accounts Receivable Valuation on page 80 to discuss customer acceptance terms.

101.	In this regard, please expand your disclosure to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories (i.e. display solutions, power solutions, etc.) make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and reseller. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of any other discounts, return policies, post shipment obligations, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response: The Company advises the Staff that its revenue recognition policy is consistent across its product lines, marketing venues, and all geographic areas.

Except for the policies as disclosed in Revenue Recognition on page F-21 of the prospectus, the Company does not have any other discounts or return policies provided to its customers. Other than warranty obligations as disclosed in Product Warranties on page F-22 of the prospectus and customer acceptance provisions, sales contracts do not include any post-shipment obligations that could have an impact on revenue recognition. With respect to customer acceptance provisions, the Company refers the Staff to its response to comment 100. In addition, the Company also advises the Staff that it does not currently provide any credits, rebates or price protection or similar privileges that could have an impact on revenue recognition.

The Company notes the Staff’s comment and has revised the prospectus, under the heading Revenue Recognition on page F-21 and Critical Accounting Policies and Estimates regarding Revenue Recognition and Accounts Receivable Valuation on page 80.
Licensed Patents and Technologies, page F-23
102.	We see that you have entered into a number of royalty agreements to license patents and technology used in the design and manufacture of your products. It appears from your disclosure that you have continuing royalty obligations. Please revise to disclose the significant terms of your royalty obligations, including the percentages you are required to pay and the term of any payments, if material. Please also clarify where you include these charges in your income statement.

Response: The Company notes the Staff’s comment and in accordance with the following detailed explanation, has revised the related disclosure.

As noted in the revised prospectus under the heading “Licensed Patents and Technologies” on page F-23, the Company is obligated to pay royalties on licensed patents and technology used in the design of its products. The Company is subject to two types of royalty obligations, lump sum or running basis, with several companies.

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Lump sum royalty obligations are characterized as research and development (“R&D”) activities as the underlying technology which is licensed is used in the design of products. In the normal course of business, from time to time, the Company licenses certain technologies and patents to complete its designs of semiconductor products in order to avoid the time and expense required for R&D department to achieve equivalent technologies. Lump-sum royalties are charged to R&D expense over the contract period using the straight-line method. Lump-sum royalty arrangements require the Company to make royalty payments regardless of whether revenue is generated from related products since such royalties are deemed to be consideration for the usage of licensed patents in the Company’s R&D activities. Historically the Company has incurred insignificant amounts of lump-sum royalty expenses of $[*****], $[*****], $[*****] and $[*****] in the two-month period ended December 31, 2009, the ten-month period ended October 25, 2009, and the years ended December 31, 2008 and 2007, respectively. For its lump-sum royalty arrangements, as these are in consideration for license patents used during the Company’s R&D activities, the Company believes it has appropriately classified the related expenses as R&D expense.

Running royalties are paid based on the revenue of related products sold by the Company. The Company entered into an agreement with a fabless semiconductor design company and the Company paid running royalty to such semiconductor design company as consideration for its efforts and technologies contributed for the certain products design which is jointly performed with the Company. Running royalty payment to such design company represented approximately 88.4%, 94.4%, 92.4% and 88.2% of total running royalty expenses of the Company in the two-month period ended December 31, 2009, the ten-month period ended October 25, 2009 and the years ended December 31, 2008 and 2007, respectively. Pursuant to the agreement with such semiconductor design company, royalty rates range from 2.5% to 6% of the related product revenue and payment is made monthly. The Company has incurred running royalty expenses totaling $[*****], $[*****], $[*****] and $[*****] in the two-month period ended December 31, 2009, the ten-month period ended October 25, 2009 and the years ended December 31, 2008 and 2007, respectively. As these royalty expenses are triggered only by sales of relevant products and no R&D activities are performed for the relevant product when running royalty expenses are incurred, the Company has classified related expenses as selling expenses, included within selling, general and administrative expense (“SG&A”) in its statements of operations.

To clarify and disclose more information on the nature of royalty obligations, the Company has revised the prospectus in Note 4 to Consolidated Financial Statements “Significant Accounting Policies” under the heading “Licensed Patents and Technologies” on page F-23.
Income Taxes, page F-23
103.	We see you indicate herein that MagnaChip Semiconductor LLC has elected to be treated as a partnership for U.S. federal income tax purposes and, therefore, is not subject to income taxes on its income. We also see that prior to the closing of this offering, MagnaChip Semiconductor LLC will convert from a Delaware limited liability company to a Delaware corporation. Accordingly, please revise the filing to disclose a pro forma tax expense based on statutory rates in effect for each period presented or tell us why you believe no such disclosures are necessary.

[*****] —	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

April 20, 2010
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Response: The Company acknowledges the requirements to present pro forma income tax information when a non-taxable entity converts to a taxable entity. However, the Company respectfully submits that it believes the corporate conversion of the entity from MagnaChip LLC to MagnaChip Corporation will not have a significant impact on income tax expense on a pro forma basis, since the corporate conversion does not change MagnaChip LLC’s operational structure, which is a holding company without its own revenue or income generating activities. The characteristics of MagnaChip Corporation continue to be same with MagnaChip LLC and, accordingly, MagnaChip Corporation is expected to have little or no tax expense for U.S. federal income tax purposes.

As noted in response to comment 36, the Company clarified its minimal 2009 and future taxable income despite the corporate conversion, based on the history of losses in the Company’s foreign subsidiaries and the nature of corporate conversion.

Consequently, the Company does not believe that it needs to disclose a pro forma tax expense based on statutory rates in effect for each period presented due to the immaterial tax effect expected upon the conversion to MagnaChip Corporation.

The Company has revised the prospectus in Note 5 to Unaudited Pro Forma Consolidated Financial Information on page 53 to clarify the disclosure.
Note 8. Inventories, page F-31
104.	We see that you reversed approximately $8.1 million of your reserve in the ten month period ended October 25, 2009 and $1.1 million during the year ended December 31, 2007. Please explain why you reversed amounts previously written down and cite the accounting literature upon which you based your accounting.

Response: The Company understands that an inventory reserve recorded at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up or reversed based on changes in underlying facts and circumstances pursuant to FASB ASC 330-10-S99 (formerly, SAB Topic 5-BB).

In respect to the “change” in the reserve balance (which was disclosed in the Company’s original filing as “Reversal of (addition to) reserve,”) of $8.1 million in the ten-month period ended October 25, 2009 and $1.1 million during the year ended December 31, 2007, the Company respectfully informs the Staff that these changes in reserve represent the movement in the notional reserve due to new losses recognized and inventory sold during the period. These changes in inventory reserve do not include any reversal of inventory reserve recorded at the close of prior fiscal period ends due to changes in facts and circumstances.

To clarify, the Company has revised the Prospectus in Note 8 to Consolidated Financial Statements under the heading “Inventories” on page F-31.

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Note 10. Intangible Assets, page F-32
105.	We see that when you applied fresh-start reporting you recognized $9.7 million as the fair value of in-process research and development and see that you explain how you determined the value of the technology. However, we do not see where you have explained the nature of the research and development. Please revise your discussion to address specific research and development projects or groups of related projects, including the following:
•	To the extent possible, disclose the costs incurred to date, the current status, and the estimated completion dates, completion costs and capital requirements.

•	If estimated completion dates and costs are not reasonably certain, discuss those uncertainties.

•	Disclose the risks and uncertainties associated with completing development projects on schedule and the consequences if they are not completed timely.
Response: The Company notes the Staff’s comment and has revised its disclosure in the Prospectus in Note 10 to Consolidated Financial Statements under the heading “Intangible Assets” on page F-32 to provide additional information regarding the status of in-process research and development.
Note 20, Discontinued Operations, page F-46
106.	We see that you announced the closure of your Imaging Solutions segment in October 2008 and also note your disclosure that you renewed the CAD software license use agreement with Synopsys in your quarter ended September 27, 2009, which led to the reversal of $1.1 million of accrued restructuring charges. Please respond to the following:
•	Please tell us the nature of this software license and clarify which line of business you used the license. For example, tell us if it was used only in your Imaging Solutions business.

•	Please clarify why the license was renewed after you announced the closure of the Imaging Solutions business segment.

•	Tell us specifically how this impacted your reserve and why you reversed certain accrued restructuring charges.

•	Finally, tell us about the closure of the Imaging Solutions segment and whether you have any continuing involvement in that related business after renewing this license use agreement with Synopsys, Also tell us how the referenced license renewal affects your conclusions regarding the required accounting and presentation of the Imaging Solutions business segment as discontinued operations.
Response: The Company advises the staff as follows:
“The nature of the software license.”

April 20, 2010
Page Forty
The license is a CAD software suite that was used by all of the Company’s operating segments, including the Company’s former Imaging Solutions business and is currently used by all of its business divisions other than the discontinued Imaging Solutions segment.

“Why the license was renewed.”

As noted above, the Synopsys CAD software is a tool used by all the Company’s segments and the license was renewed in response to the Company’s request for renewal prior to the maturity of the license to reflect the discontinuance of the Company’s Imaging Solutions segment.

“How it impacted your reserve and why you reversed certain accrued restructuring charges.”

Under the license, the Company was scheduled to make payments through the end of the agreement term. However on October 6, 2008, the Company discontinued its Imaging Solutions business and recorded related restructuring charges for the fourth quarter ending on December 31, 2008. The restructuring charges included a portion of the preceding agreement’s future scheduled payments attributable to the Company’s Imaging Solutions business. The scheduled future payments were non-refundable in nature per the agreement. However, in the third quarter of 2009, the Company renegotiated the total agreement fee, which in turn lowered the Company’s remaining future scheduled payments. The Company therefore adjusted the previously recorded restructuring charges attributable to the Imaging Solutions business segment to the extent that the renewed payment terms reduced the remaining future scheduled payments. This resulted in the reversal of accrued restructured charges.

“Whether you have any continuing involvement in the related business after renewing this license.”

The revised agreement excised all rights to use the license for the Company’s Imaging Solutions business and retained only the components utilized by its other divisions. As such, the Company believes that the current accounting and presentation of the Imaging Solutions business as a “discontinued operation” is appropriate.

107.	In this regard, please tell us if your balance sheets include any material assets or liabilities related to the discontinued Imaging Solutions segment, and if so, please tell us where the amounts are presented in your balance sheets.

Response: The Company advises the Staff that of the assets related to the discontinued Imaging Solutions business segment, the only assets that could be material are the Company’s fabrication facilities, which are shared by all lines of the Company’s business. Those fabrication facilities are currently used by all segments of the Company. Of the liabilities related to the discontinued Imaging Solutions business segment, the Company has accrued $718 thousand of contingent liabilities on its balance sheet due to the claim made by Samsung Fiber Optics as of December 31, 2009, which has been separately disclosed in the prospectus in Note 24 to the Consolidated Financial Statements “Commitments and Contingencies” — Loss Contingency on page F-55.

April 20, 2010
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Note 22. Income Taxes, page F-48
108.	We note that you determined that it was more likely than not that you would realize the benefits related to your deferred tax assets in the amount of $8.5 million as of December 31, 2009. Please explain to us in greater detail how you reached this conclusion. Refer to FASB ASC 740-10-30.

Response: The Company believes an analysis for the recognition of deferred tax assets (“DTA”) pursuant to the more likely than not criteria prescribed in FASB ASC 740-10-30 should be performed on a jurisdiction by jurisdiction basis.

As of December 31, 2009, the DTA of $8.5 million is solely related to the Company’s Japanese subsidiary (“MSJ”) which is subject to a statutory tax rate of 41% and has been profitable in the past. The $8.5 million DTA represents tax benefits arising from timing differences for accounting and tax purposes primarily for royalty income. In 2005, a lump-sum royalty amounting to $32 million was received by MSJ and treated as taxable income upon receipt of the consideration. However, for accounting purposes, the royalty income was deferred and is being recognized as revenue over 10 years (the term of the underlying royalty agreement), along with any consideration for currency translation impacts for each period.

In assessing whether the DTA is realizable, the Company has considered the current and future income of its Japanese subsidiary. Based on the assessment, the Company believes that MSJ can continue to generate sufficient taxable income in the future period to utilize the recorded DTA. MSJ has historically reported pre-tax income totaling $4.1 million, $6.4 million, and $5.5 million for the combined twelve-month period ended December 31, 2009 and the years ended December 31, 2008 and 2007, respectively, and is expected to continue reporting pre-tax income based on the operating plan of MSJ and the Company’s transfer price policy.

The Company’s main Korea-based operating subsidiary (“MSK”) engages in manufacturing, R&D and marketing of the Company’s products. On the other hand, MSJ primarily operates as an R&D center for MSK. Pursuant to the Company’s transfer price policy, MSJ is entitled to receive a certain cost mark up for the R&D activities it conducts. Considering the pre-tax income expected to be generated from royalty income and R&D, the Company concluded that MSJ’s DTA can be realized in the future periods under the more likely than not criteria under FASB ASC 740.
Note 24. Commitments and Contingencies, page F-54
109.	We see from your disclosure regarding a claim filed by Samsung Fiber Optics that you have accrued $718 thousand of estimated liabilities. Please tell us and revise your filing to further disclose the nature of the contingency and related accrual, whether a loss is probable, and provide us with the methodology used to reasonably estimate the amount of the loss accrued in your financial statements. We refer you to FASB ASC 450-20.

Response: The Company notes the Staff’s comment and has revised the disclosure in the prospectus in Note 24 “Commitments and Contingencies,” to the Consolidated Financial

April 20,2010
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Statements on page F-55 to clarify the nature of the Company’s accrual relating to Samsung Fiber Optics.
Part II of Registration Statement
Item 15. Recent Sales of Unregistered Securities, page II-2
110.	Reconcile your disclosure here and on page F-6 regarding the number of securities you issued in 2008 upon exercise of options.

Response: The Company respectfully submits that the number of unit options exercised in 2008 disclosed on page F-6 (161,460 shares) is reconciled with the numbers disclosed on page II-3 as follows:

Exercise Date:	Number of Options Exercised
February 19, 2008	11,375
March 12, 2008	2,437.50
April 14, 2008	143,272.50
July 4, 2008	4,375

2008 TOTAL:	161,460
Item 16. Exhibits, page II-4
111.	Please final, executed and complete agreements as exhibits. We note, for example, that:
•	Exhibit 3.3 omits Exhibit A and Schedule I and is unsigned;

•	Exhibit 4.1 omits Schedule I and is unsigned;

•	Exhibit 10.1 is unsigned and includes none of the exhibits and annexes mentioned in that document;

•	Exhibits 10.2, 10.4, 10.6, 10.18 and 10.30 are unsigned;

•	Exhibit 10.3 is unsigned and omits multiple exhibits and schedules; and

•	Exhibit 10.5 omits multiple exhibits, appendix I and is unsigned.
Response: The Company notes the Staff’s comment and has revised and re-filed the exhibits. To the extent a signatory was illegible, the Company noted such in the exhibit.

With respect to Exhibit 3.3, the Fifth Amended and Restated Limited Liability Company Operating Agreement of MagnaChip LLC, the Company has omitted Exhibit A, which is a list of each record

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unitholder of MagnaChip LLC and the number of common units held by each record unitholder. The Company believes the omitted exhibit is not material to an investor’s understanding of Exhibit 3.3, especially in light of the fact that the beneficial ownership of the Company’s directors, executive officers and principal unitholders is disclosed in the prospectus and Exhibit 3.3 will be terminated prior to the consummation of the offering in connection with the corporate conversion. A copy of omitted Exhibit A to Exhibit 3.3 will be furnished supplementally to the Staff upon request.
With respect to Exhibit 4.1, the Company’s Registration Rights Agreement, dated as of November 9, 2009, the Company has omitted Schedule I to Exhibit 4.1 containing a list of the Company’s unitholders (including contact information for each) who are parties to such agreement. As disclosed in the prospectus on page 131 under the heading “Registration Rights Agreement” the Registration Rights Agreement was entered into with each holder of MagnaChip LLC common units issued in the Company’s reorganization proceedings, including Avenue. The Company believes the omitted exhibit is not material to an investor’s understanding of Exhibit 4.1, especially in light of the fact that all unitholders who received common units in the Company’s reorganization proceedings received registration rights, rather than certain affiliates or other select unitholders of the Company. Finally, omitted Exhibit I contains sensitive, confidential contact information of our unitholders, that the Company believes should not be disclosed to the public. A copy of omitted Exhibit I to Exhibit 4.1 will be furnished supplementally to the Staff upon request.

With respect to Exhibit 10.1, the Company’s Amended and Restated Credit Agreement, dated as of November 6, 2009, the Company has omitted Schedule 3.05(b), which is a disclosure schedule relating to the Company’s real estate holdings (owned or leased) and applicable contract analysis. The information disclosed in the schedule is confidential and proprietary information of the Company that the Company believes should not be disclosed to the public. The Company believes the omitted schedule is not material to an investor’s understanding of Exhibit 10.1, especially in light of the fact that Exhibit 10.1 was terminated in April 2010. A copy of omitted Schedule 3.05(b) to Exhibit 10.1 will be furnished supplementally to the Staff upon request.
112.	We note that you have requested confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.
Response: The Staff’s comment is noted.

113.	Please file as exhibits:
•	the plan of reorganization pursuant to Chapter 11 mentioned in your document;

•	the Profit Sharing Plan mentioned on page 102; and

•	the agreements related to the “rights offering” described on page II-2.

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Page Forty-four
Response: The Company notes the Staff’s comment and has filed as exhibits the requested documents. With respect to the agreements that relate to the “rights offering,” the Company has filed the form of Accredited Investor Certificate, the form of Subscription Agreement, the form of Subscription Form used in the rights offering, and the Backstop Commitment Agreement, which is annexed as Exhibit A to the plan of reorganization.

114.	We note that your chief executive’s employment agreements refers to “that certain Second Amended and Restated Securityholders’ Agreement dated as of October 6, 2004” for the definition of terms. With a view toward disclosure and filing that agreement as an exhibit, please tell us whether that agreement is currently in effect and whether it will remain in effect after this offering.

Response: The Company notes the Staff’s comment and advises the Staff that the Second Amended and Restated Securityholders’ Agreement was terminated on November 9, 2009. The Company has refiled Exhibit 10.7 to include an appendix containing the relevant portions of the Company’s terminated Second Amended and Restated Securityholders’ Agreement referenced in Exhibit 10.7.
* * * * *
Very truly yours,

DLA Piper LLP (US)
/s/ Peter Astiz
Peter Astiz Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor, Ltd.
Micheal Reagan, Esq., DLA Piper LLP (US)
Khoa D. Do, Esq., DLA Piper LLP (US)
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP